Exhibit 12.1
Legacy Reserves LP
Computation of Ratios of Earnings to Fixed Charges
(In thousands, except ratios)

	Six Months Ended
	June 30,	Years Ended December 31,
	2011	2010	2009	2008	2007	2006
Income (loss) before income taxes	$5,755	$11,346	$(92,277)	$154,551	$(55,325)	$4,357
Equity in (income) loss of equity method investee	(72)	(97)	(31)	(108)	(77)	318
Distributed income of equity method investee	—	—	—	—	—	—

Income (loss) from operations before income taxes	$5,683	$11,249	$(92,308)	$154,443	$(55,402)	$4,675

Fixed Charges
Interest expensed	$9,372	$16,415	$15,366	$11,442	$6,894	$6,284
Amortization of debt issuance costs	810	2,023	1,646	748	224	361
Estimated portion of rental expense attributable to interest	56	112	59	59	59	27

Total fixed charges	$10,238	$18,550	$17,071	$12,249	$7,177	$6,672

Earnings available for fixed charges	$15,921	$29,799	$(75,237)	$166,692	$(48,225)	$11,347

Ratio of earnings to fixed charges	1.56x	1.61x	(1)	13.61x	(2)	1.70x

(1)	Earnings were insufficient to cover fixed charges, and fixed charges exceeded earnings by approximately $92.308 million

(2)	Earnings were insufficient to cover fixed charges, and fixed charges exceeded earnings by approximately $55.402 million